File No. 69-293


                     SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.

                                 FORM U-3A-2

                       STATEMENT BY HOLDING COMPANY
                         CLAIMING EXEMPTION UNDER
                     RULE U-3A-2 FROM THE PROVISIONS
                       OF THE PUBLIC UTILITY HOLDING
                           COMPANY ACT OF 1935

                   To be Filed Annually Prior to March 1

                       TUCSON ELECTRIC POWER COMPANY

hereby files with the Securities and Exchange Commission, pursuant to Rule 2,

its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

     1.  Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

         (A)  Tucson Electric Power Company (the "Company" or "TEP"),

incorporated under the laws of the State of Arizona, is an operating public utility engaged in the generation, purchase, transmission, distribution and sale of electricity to retail customers in the City of Tucson, Arizona, and the surrounding area and to wholesale customers.  The Company controls,

directly or indirectly, fifty percent (50%) or more of the "voting securities"

of the following subsidiaries:  Biomasa Generacion, S. de R.L. de C.V.,

Escavada Company, Global Solar Energy, L.L.C., Nations-Colorado Energy

Corporation, Nations Energy Corporation, Nations Energy Holland Holding, B.V.,

Nations International, Ltd., Nations Kladno, B.V., Sabino Investing Inc.,

San Carlos Resources Inc., Santa Cruz Resources Inc., Santa Rosa

Resources Inc., Sierrita Resources Inc., Sofar 2 Inc., Suministradora

de Materials Organicos, S.R.L. de C.V., SWPP International, Ltd.,

SWPP Investment Company, TEP Solar Energy Corporation, Tucson Resources Inc.,

Tucsonel Inc., Picacho-Warner Center Inc., Brookland Financial Corporation,

BFC Receivables Financing Corporation I, BFC Receivables Financing

Corporation II, BFC Receivables Financing Corporation III and Irvine Portfolio

Services Corporation.

     The Company controls, directly or indirectly, less than ten percent (10%)

of the "voting securities" of the following company:  None.

         (B)  Biomasa Generacion, S. de R.L. de C.V., incorporated under the laws of Honduras, is ninety-one percent (91%) beneficially owned by Nations

Energy Corporation, and is organized for the purpose of developing and owning biomass-fueled non-utility generating projects in Honduras.  At the appropriate time, the Company anticipates filing an EWG or foreign utility company application for any such projects that are constructed in Honduras.

         (C)  Escavada Company ("Escavada"), incorporated under the laws of the

State of Arizona, is a wholly-owned subsidiary of the Company engaged in the business of maintaining miscellaneous assets and property.

          (D)  Global Solar Energy, L.L.C., incorporated under the laws of the State of Arizona, is fifty percent (50%) beneficially owned by TEP Solar

Energy Company, and is organized for the purpose of engaging in the manufacture and sale of thin film photovoltaic modules for distributed energy applications.

         (E)  Nations-Colorado Energy Corporation, incorporated in the State of

Delaware, is a wholly-owned subsidiary of Nations Energy Corporation and holds a general and limited partnership interest in a partnership which in turn owns and operates an electric and thermal energy generating facility serving Coors

Brewing Company in Golden, Colorado.  The facility is a "qualifying facility"

under the Public Utility Regulatory Policies Act of 1978.

         (F)  Nations Energy Corporation ("Nations") (formerly known as

Escalante Resources Inc.), incorporated in the State of Arizona, is a wholly-

owned subsidiary of the Company organized to develop and invest in independent power projects, including QFs, EWGs and FUCOs, located in the United States and abroad.

         (G)  Nations Energy Holland Holding, B.V., incorporated under the laws of the Netherlands, is a wholly-owned subsidiary of Nations and was organized for the purpose of investing in international independent power projects.

         (H)  Nations International, Ltd., incorporated under the laws of the

Cayman Islands, is beneficially owned by Nations and was organized for the purpose of investing in international independent power projects.

         (I)  Nations Kladno, B.V., incorporated under the laws of the

Netherlands, is a wholly-owned subsidiary of Nations Energy Holland

Holding, B.V. and was organized for the purpose of holding an interest in an independent power project in the Czech Republic.

         (J)  Sabino Investing Inc., incorporated in the State of Delaware, is a wholly-owned subsidiary of TRI and holds certain real estate assets.

         (K)  San Carlos Resources Inc. ("San Carlos"), incorporated in the

State of Arizona, is a wholly-owned subsidiary of the Company and holds title to Unit No. 2 of the Springerville Generating Station, a generating facility in commercial operation located in Apache County, Arizona, and is the lessee,

jointly and severally with the Company, of an undivided one-half interest in all facilities and personal property used in common between Unit No. 1 and Unit

No. 2 of the Springerville Generating Station.

         (L)  Santa Cruz Resources Inc., incorporated in the State of Delaware,

is a wholly-owned subsidiary of SRI and holds an investment in a financial service company.

         (M)  Santa Rosa Resources Inc., incorporated in the State of Arizona,

is a wholly-owned subsidiary of SRI and is one of the general partners in the now inactive Arizona partnership Kingswood Parke Associates, formed for the limited purpose of purchasing real property for development.  Santa Rosa

Resources Inc. is presently in the process of being dissolved.

         (N)  Sierrita Resources Inc. ("SRI"), incorporated in the State of

Delaware, is a wholly-owned subsidiary of the Company and was formed primarily to invest in financial assets.

         (O)  Sofar 2 Inc., incorporated in the State of Arizona, is a wholly-

owned subsidiary of Sabino Investing Inc. and is presently in the process of being dissolved.

         (P)  Suministradora de Materials Organicos, S.R.L. de C.V.,

incorporated under the laws of Honduras, is fifty percent (50%) beneficially owned by Nations International Ltd. and was organized for administering fuel supply to biomass projects in Honduras.

         (Q)  SWPP International Ltd., incorporated under the laws of the

Cayman Islands, is a wholly-owned subsidiary of SWPP Investment Company organized to invest in Mexican joint venture(s) related to the manufacture and sale of concrete utility poles.

         (R)  SWPP Investment Company, incorporated in the State of Arizona,

is a wholly-owned subsidiary of the Company and was organized to manufacture and sell concrete utility products.

         (S)  TEP Solar Energy Corporation, incorporated in the state of

Arizona, is a wholly-owned subsidiary of the Company and was organized to develop certain distributed energy projects, as well as renewable energy sources.

         (T)  Tucson Resources Inc. ("TRI"), incorporated under the laws of the

State of Delaware, is a wholly-owned subsidiary of the Company and was organized primarily to invest in financial assets.

         (U)  Tucsonel Inc., incorporated in the State of Arizona, is a wholly-

owned subsidiary of the Company and is presently inactive.

         (V)  Valencia Energy Company and Gallo Wash Development Company,

wholly-owned subsidiaries of the Company, were merged into the Company using historical book values on May 31, 1996.  Effective with the merger, the Company assumed all of the assets and liabilities of Valencia; the responsibilities for the coal procurement, coal transportation and coal handling services at

Springerville Generating Station; and the responsibilities as the lessee of the

Springerville Coal Handling Facilities Leases.

         (W)  Picacho-Warner Center Inc., incorporated in the State of Arizona,

is a wholly-owned subsidiary of Santa Cruz Resources, Inc. and is presently in the process of being dissolved.

         (X)  Brookland Financial Corporation ("Brookland"), incorporated in the State of California, is a wholly-owned subsidiary of Santa Cruz Resources

Inc. and financed automobile installment sales and leasing contracts.

         (Y)  BFC Receivables Financing Corporation I, incorporated in the

State of Delaware, is a wholly-owned subsidiary of Brookland Financial

Corporation and is a special purpose corporation that was organized to acquire and transfer automobile receivables.

         (Z)  BFC Receivables Financing Corporation II, incorporated in the

State of Delaware, is a wholly-owned subsidiary of Sabino Investing Inc. and is a special purpose corporation that was organized to acquire and transfer automobile receivables and is presently inactive.

         (AA)  BFC Receivables Financing Corporation III, incorporated in the

State of Delaware, is a wholly-owned subsidiary of SRI and is a special purpose corporation that was organized to acquire and transfer automobile receivables.

         (BB)  Irvine Portfolio Services Inc., incorporated in the State of

California, is a wholly-owned subsidiary of Brookland Financial Corporation and is presently inactive.

     2.  A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

     As of December 31, 1996, the Company owned or participated in an overhead electric transmission and distribution system consisting of 511 circuit-miles of 500 kV lines, 1122 circuit-miles of 345 kV lines, 335 circuit-miles of 138 kV lines, 454 circuit-miles of 46 kV lines, and 9,408 circuit-miles of lower voltage primary lines.  The underground electric distribution system is comprised of 4,771 cable miles.  Approximately twenty-

four percent (24%) of the poles upon which the lower voltage lines are located are not owned by the Company.  Electric substation capacity associated with the above-described electric system consisted of 169 substations with a total installed transformer capacity of 5,258,605 kVA.  The above facilities are all located in Arizona except for certain transmission lines consisting of 559.55 circuit-miles of 345 kV in which the Company has a fractional undivided interest and which are located in the State of New Mexico and deliver electric energy to the Company's Arizona transmission lines at the

Arizona-New Mexico border.

     Except as otherwise noted, the Company owns or has a leasehold interest in the following generating stations:

                                            Net
                                         Capability  Operating   TEP's Share
 Generating Source         Location          MW        Agent      %     MW

San Juan Station #1   Farmington, NM        316         PNM       50.0  158
San Juan Station #2   Farmington, NM        312         PNM       50.0  156
Navajo Station #1     Page, AZ              750         SRP        7.5   56
Navajo Station #2     Page, AZ              750         SRP        7.5   56
Navajo Station #3     Page, AZ              750         SRP        7.5   56
Four Corners
Station #4            Farmington, NM        784         APS        7.0   55
Four Corners
Station #5            Farmington, NM        784         APS        7.0   55
Irvington Station     Tucson, AZ            422         TEP      100.0  422
Internal Combustion
Turbines              Tucson, AZ            218         TEP      100.0  218
Springerville
Generating
Station #1            Springerville, AZ     360         TEP      100.0  360
Springerville
Generating
Station #2            Springerville, AZ     360         TEP      100.0  360

                                                               TOTAL  1,952

     The electric generating stations, the Company's general office building,

operating headquarters, the warehouse, service center, and the electric distribution and electric transmission facilities owned by the Company are located in Arizona, except as otherwise noted.  The Company, individually and in conjunction with Public Service Company of New Mexico in connection with the San Juan Station, has acquired easements and leases for transmission lines and a water diversion facility located on the Navajo Indian

Reservation.  The Company has also acquired easements for transmission facilities, related to the San Juan and Navajo Generating Stations, across the Zuni, Navajo and Tohono O'Odham Indian Reservations.

     Various undivided interests in the common facilities at the Irvington

Generating Station which serve Unit 4 were sold and are leased back by the

Company.  The fifty percent (50%) undivided interest of San Carlos in the common facilities at the Springerville Generating Station were sold by San

Carlos and leased back by the Company and San Carlos, jointly and severally.

The coal-handling facilities at the Springerville Generating Station were sold and are leased back by the Company.  Effective December 15, 1992, the Company

assumed the obligation of Century Power Corporation as Lessee under a sale and leaseback of Springerville Unit 1 and an undivided fifty percent (50%) interest in the facilities common to Unit 1 and Unit 2.

     San Carlos holds title to Springerville Unit 2 of the Springerville

Generating Station, together with the remaining undivided fifty percent (50%)

interest in the facilities common to Unit 1 and Unit 2.

     3.  The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

         (a)  Number of kWh of electric energy sold (at retail or wholesale),

and Mcf of natural or manufactured gas distributed at retail.

                                     Electricity          Gas

         Tucson Electric            10,657,108,000       None
         Power Company

         San Carlos                      None            None
         Resources Inc.

         (b)  Number of kWh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State in which each company is organized.

              None.

         (c)  Number of kWh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                                     Electricity          Gas

         Tucson Electric            2,235,729,000        None
         Power Company

         San Carlos                      None            None
         Resources Inc.

         (d)  Number of kWh of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.


                                     Electricity          Gas

         Tucson Electric              841,269,000        None
         Power Company

         San Carlos                      None            None
         Resources Inc.

     4.  The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

         (a)  Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation,

transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

              Inapplicable.

         (b)  Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

              Inapplicable.

         (c)  Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

              Inapplicable.

         (d)  Capitalization and earnings of the EWG or foreign utility company during the reporting period.

              Inapplicable.

         (e)  Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

              Inapplicable.

                                 EXHIBIT A

     A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

     Exhibit A, which is incorporated herein by reference, includes a consolidating balance sheet and a consolidating statement of income for the

Company and its majority-owned subsidiaries.

     This statement is being filed to claim exemption in the event that San

Carlos Resources Inc. is an "electric utility company" under the Act.

However, the filing of this statement is not an acknowledgment by TEP that

San Carlos Resources Inc. is an "electric utility company."

     The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 25th day of February, 1997.

                                 TUCSON ELECTRIC POWER COMPANY

                                 By:  Karen G. Kissinger
                                 -----------------------------
                                      Karen G. Kissinger
                                 Vice President & Controller

(Corporate Seal)

Attest:

_________________________

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed: Dennis R. Nelson, Vice President, General Counsel and Corporate Secretary, Tucson Electric Power Company, 220 West Sixth Street, Tucson, Arizona 85701

                                                         TUCSON ELECTRIC POWER COMPANY                                   EXHIBIT A
                                                          CONSOLIDATED BALANCE SHEETS
                                                               DECEMBER 31, 1996
                                                                 (in thousands)
                                              TUCSON                                                         RESTATED
                                             ELECTRIC      ENERGY    INVESTMENT     CONSOL.       1996         1995
                                             POWER CO.      SUBS        SUBS *      ADJUST.      CONSOL.     CONSOL.**
                                            -----------  ----------  ----------   -----------  -----------  -----------
ASSETS

Utility Plant
  Plant in Service                          $2,129,205   $           $            $            $2,129,205   $2,095,679
  Utility Plant Under Capital Leases           893,064                                            893,064      893,064
  Construction Work in Progress                 74,210                                             74,210       50,898
                                            -----------  ----------  ----------   -----------  -----------  -----------
    Total Utility Plant                      3,096,479                                          3,096,479    3,039,641
  Less Accumulated Depreciation and
   Amortization                               (922,947)                                          (922,947)    (859,227)
  Less Accumulated Amortization of
   Capital Leases                              (56,240)                                           (56,240)     (40,113)
  Less Springerville Unit 1 Allowance         (163,388)                                          (163,388)    (162,175)
                                            -----------  ----------  ----------   -----------  -----------  -----------
    Total Utility Plant - Net                1,953,904                                          1,953,904    1,978,126
                                            -----------  ----------  ----------   -----------  -----------  -----------

Investments and Other Property                  63,562      21,964      12,181       (28,418) A    69,289       52,116
                                            -----------  ----------  ----------   -----------  -----------  -----------

Current Assets
  Cash and Cash Equivalents                    120,935       2,538       6,818                    130,291       85,094
  Note Receivable from Subsidiary                3,600                                (3,600) B         -            -
  Accounts Receivable                           67,439          18       5,140        (6,692) C    65,905       61,717
  Materials and Fuel                            30,356                                             30,356       42,168
  Deferred Income Taxes - Current               10,223                                             10,223       18,250
  Other                                         13,574         452                                 14,026        7,565
                                            -----------  ----------  ----------   -----------  -----------  -----------
    Total Current Assets                       246,127       3,008      11,958       (10,292)     250,801      214,794
                                            -----------  ----------  ----------   -----------  -----------  -----------

Deferred Debits - Regulatory Assets
  Income Taxes Recoverable Through
   Future Rates                                173,731                                            173,731      168,488
  Deferred Common Facility Costs                60,762                                             60,762       63,303
  Deferred Springerville Unit 2 Costs           21,260                                             21,260       42,039
  Deferred Lease Expense                        15,067                                             15,067       19,808
  Other Deferred Regulatory Assets               8,004                                              8,004        8,576
Deferred Debits - Other                         12,237                   3,486                     15,723       16,211
                                            -----------  ----------  ----------   -----------  -----------  -----------
    Total Deferred Debits                      291,061                   3,486                    294,547      318,425
                                            -----------  ----------  ----------   -----------  -----------  -----------
Total Assets                                $2,554,654   $  24,972   $  27,625    $  (38,710)  $2,568,541   $2,563,461
                                            ===========  ==========  ==========   ===========  ===========  ===========
*  Investment Subs include TRI, SRI and Escavada.
** Restated to reflect certain reclassifications of assets and liabilities to conform to the December 31, 1996 presentation.

                                                         TUCSON ELECTRIC POWER COMPANY                                   EXHIBIT A
                                                          CONSOLIDATED BALANCE SHEETS
                                                               DECEMBER 31, 1996
                                                                 (in thousands)
                                                   TUCSON                                                       RESTATED
                                                  ELECTRIC     ENERGY    INVESTMENT    CONSOL.       1996         1995
                                                  POWER CO.     SUBS        SUBS       ADJUST.      CONSOL.     CONSOL.**
                                                 -----------  ---------  ----------  -----------  -----------  -----------
CAPITALIZATION AND OTHER LIABILITIES

Capitalization
  Common Stock                                   $  645,243   $      1   $       3   $       (4)  $  645,243   $  645,295
  Premium on Capital Stock                                      27,494     276,731     (304,225)           -            -
  Capital Stock Expense                              (6,357)                                          (6,357)      (6,357)
  Accumulated Deficit                              (513,149)    (3,624)   (272,187)     283,362     (505,598)    (626,450)
                                                 -----------  ---------  ----------  -----------  -----------  -----------
  Common Stock Equity                               125,737     23,871       4,547      (20,867) D   133,288       12,488
  Capital Lease Obligations                         895,867                                          895,867      897,958
  Long-Term Debt                                  1,223,025                                        1,223,025    1,207,460
                                                 -----------  ---------  ----------  -----------  -----------  -----------
    Total Capitalization                          2,244,629     23,871       4,547      (20,867)   2,252,180    2,117,906
                                                 -----------  ---------  ----------  -----------  -----------  -----------

Current Liabilities
  Note Payable to Parent                                                     3,600       (3,600) E         -            -
  Short-Term Debt                                                            3,567                     3,567       12,039
  Current Obligations Under Capital Leases           10,383                                           10,383       33,389
  Current Maturities of Long-Term Debt                1,635                                            1,635       12,075
  Accounts Payable                                   33,750        527       1,221       (6,692) F    28,806       27,162
  Interest Accrued                                   57,404                                           57,404       57,389
  Taxes Accrued                                      23,972         43          (8)                   24,007       15,696
  Other                                              14,967        512         135                    15,614       19,685
                                                 -----------  ---------  ----------  -----------  -----------  -----------
    Total Current Liabilities                       142,111      1,082       8,515      (10,292)     141,416      177,435
                                                 -----------  ---------  ----------  -----------  -----------  -----------

Deferred Credits and Other Liabilities
  Deferred Income Taxes - Noncurrent                 95,836                                 586  G    96,422      178,513
  Accumulated Deferred Investment Tax Credits
   Regulatory Liability                              15,188                                           15,188       19,603
  MSR Option Gain Regulatory Liability                7,853                                            7,853       25,610
  Other Regulatory Liabilities                       17,596                                           17,596       10,343
  Other                                              31,441         19      14,563       (8,137) H    37,886       34,051
                                                 -----------  ---------  ----------  -----------  -----------  -----------
    Total Deferred Credits and Other Liabilities    167,914         19      14,563       (7,551)     174,945      268,120
                                                 -----------  ---------  ----------  -----------  -----------  -----------
Total Capitalization and Other Liabilities       $2,554,654   $ 24,972   $  27,625   $  (38,710)  $2,568,541   $2,563,461
                                                 ===========  =========  ==========  ===========  ===========  ===========

** Restated to reflect certain reclassifications of assets and liabilities to conform to the December 31, 1996 presentation.

                                                         TUCSON ELECTRIC POWER COMPANY                          EXHIBIT A
                                                      NOTES TO CONSOLIDATED BALANCE SHEETS
                                                           CONSOLIDATION ADJUSTMENTS
                                                               DECEMBER 31, 1996
                                                                 (in thousands)
                ASSETS                                                CAPITALIZATION AND OTHER LIABILITIES
                ------                                                ------------------------------------
(A) Investments and Other Property:                                   (D) Common Stock Equity:
    TEP's investment in subsidiaries          $ 28,418                    TEP's equity in subsidiaries          $ 28,418
                                              ---------                   TEP's accrual of late payment fees
                                                                           to the Investment Subs net of tax
(B) Note Receivable from Subsidiary - TEP:                                 benefit                                (7,551)
     Escavada                                    3,600                                                          ---------
                                              ---------                                                           20,867
                                                                                                                ---------

(C) Accounts Receivable:                                              (E) Note Payable to Parent - Escavada        3,600
    Receivables from affiliates                                                                                 ---------
      - TEP                                      1,563
      - Escavada                                   717                (F) Accounts Payable:
      - Energy Subs                                 18                    Payables to affiliates                   6,692
      - Investment Subs                          4,394                                                          ---------
                                              ---------
                                                 6,692                (G) Deferred Income Taxes - Noncurrent:
                                              ---------                   Deferred tax related to the accrual
                                                                          of late payment fees                      (586)
                                                                                                                ---------

                                                                      (H) Other Deferred Credits:
                                                                          Late payment fees recorded as
                                                                          deferred income
                                                                           - TRI                                   6,506
                                                                           - SRI                                   1,631
                                                                                                                ---------
                                                                                                                   8,137
                                                                                                                ---------


      Total Adjustments                       $ 38,710                    Total Adjustments                     $ 38,710
                                              =========                                                         =========


                                                         TUCSON ELECTRIC POWER COMPANY                   EXHIBIT A
                                                       CONSOLIDATED STATEMENTS OF INCOME
                                                     TWELVE MONTHS ENDED DECEMBER 31, 1996
                                                  (in thousands except for per share amounts)

                                             TUCSON
                                            ELECTRIC     UTILITY     ENERGY    INVESTMENT     CONSOL.      1996        1995
                                            POWER CO.     SUBS        SUBS        SUBS        ADJUST.     CONSOL.     CONSOL.
                                            ---------   ---------  ----------  ----------    ---------  ----------  ----------
UTILITY OPERATIONS
Operating Revenues
 Retail Customers                           $611,564    $          $           $             $          $ 611,564   $ 574,925
 Amortization of MSR Option Gain
  Regulatory Liability                        20,053                                                       20,053      20,053
 Sales for Resale                             84,256      55,971                              (55,971) A   84,256      75,591
                                            ---------   ---------  ----------  ----------    ---------  ----------  ----------
    Total Operating Revenues                 715,873      55,971           -           -      (55,971)    715,873     670,569
                                            ---------   ---------  ----------  ----------    ---------  ----------  ----------
Operating Expenses
 Fuel and Purchased Power                    219,203      45,576                              (55,971) B  208,808     162,117
 Deferred Fuel and Purchased Power                                                                              -       5,872
 Capital Lease Expense                        99,955       4,132                                          104,087     105,368
 Amortization of Springerville
  Unit 1 Allowance                           (29,090)                                                     (29,090)    (28,432)
 Other Operations and Maintenance
  and Repairs                                132,558       1,446                                          134,004     141,684
 Depreciation and Amortization                97,803         443                                           98,246      93,136
 Taxes Other Than Income Taxes                59,978       1,924                                           61,902      58,733
 Employee Severance Plan Expense - Net        10,555                                                       10,555           -
 Income Taxes                                  9,832         (37)                                           9,795       8,920
                                            ---------   ---------  ----------  ----------    ---------  ----------  ----------
    Total Operating Expenses                 600,794      53,484           -           -      (55,971)    598,307     547,398
                                            ---------   ---------  ----------  ----------    ---------  ----------  ----------
     Utility Operating Income                115,079       2,487           -           -            -     117,566     123,171
                                            ---------   ---------  ----------  ----------    ---------  ----------  ----------
Other Income (Deductions)
 Income Taxes                                 92,262        (246)        (66)                              91,950      29,356
 Other Income (Deductions)                    16,607       1,283      (2,218)      9,931      (11,594) C   14,009      12,175
                                            ---------   ---------  ----------  ----------    ---------  ----------  ----------
    Total Other Income (Deductions)          108,869       1,037      (2,284)      9,931      (11,594)    105,959      41,531
                                            ---------   ---------  ----------  ----------    ---------  ----------  ----------
Income (Loss) before Interest Expense        223,948       3,524      (2,284)      9,931      (11,594)    223,525     164,702
                                            ---------   ---------  ----------  ----------    ---------  ----------  ----------

Interest Expense
 Long-Term Debt - Net                         59,647                                                       59,647      69,174
 Interest Imputed on Losses Recorded
  at Present Value                            32,599                                                       32,599      32,633
 Short-Term Debt                                 756       2,470          14                   (3,240) D        -           -
 Other Interest Expense                       11,388         323                      10                   11,721       9,113
 Allowance for Borrowed Funds Used
  During Construction                         (1,294)                                                      (1,294)     (1,123)
                                            ---------   ---------  ----------  ----------    ---------  ----------  ----------
    Total Interest Expense                   103,096       2,793          14          10       (3,240)    102,673     109,797
                                            ---------   ---------  ----------  ----------    ---------  ----------  ----------
Net Income (Loss)                           $120,852    $    731   $  (2,298)  $   9,921     $ (8,354)  $ 120,852   $  54,905
                                            =========   =========  ==========  ==========    =========  ==========  ==========
Average Shares of
 Common Stock Outstanding                                                                                  32,134      32,138

Net Income per Average Share                                                                            $    3.76   $    1.71
                                                                                                        ==========  ==========

Note: For comparability, Operating Expenses for all periods presented have been reclassed to reflect the merger of Valencia Energy into TEP.


                        TUCSON ELECTRIC POWER COMPANY        EXHIBIT A
                NOTES TO CONSOLIDATED STATEMENTS OF INCOME
                         CONSOLIDATION ADJUSTMENTS
                             DECEMBER 31, 1996
                           (dollars in thousands)

                                                              12 MONTHS
                                                                ENDED
                                                              ---------


(A) Operating Revenues - Sales for Resale:
    Valencia coal sales to TEP                                  55,971

(B) Fuel and Purchased Power:
    Coal purchased by TEP from Valencia                         55,971

(C) Other Income (Deductions):
    TEP's equity in subsidiary earnings                          8,354
    Inter-company interest income accrued by
     TEP and Subsidiaries                                        3,240
                                                              ---------
                                                                11,594
                                                              =========

(D) Interest Expense - Short-Term Debt:
    Inter-company interest expense accrued by
     TEP and Subsidiaries                                        3,240



          TUCSON ELECTRIC POWER COMPANY
             FINANCIAL DATA SCHEDULE
                    EXHIBIT B
                DECEMBER 31, 1996
                  (in thousands)


Total Assets                          $2,568,541
                                      ===========

Total Operating Revenues              $  715,873
                                      ===========

Net Income                            $  120,852
                                      ===========


                                 EXHIBIT C

     An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding company system.

     Not applicable.